

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Cameron McAulay
Chief Financial Officer
Transphorm, Inc.
75 Castilian Drive
Goleta , CA 93117

      Re: Transphorm, Inc.
          Registration Statement on Form S-1
          Filed January 20, 2021
          File No. 333-252269

Dear Mr. McAulay :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing